                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934




                             For: February 28, 2000
                                February 22, 2000
                                February 14, 2000
                                January 31, 2000
                                December 22, 1999


                            NAM TAI ELECTRONICS, INC.
                         (Registrant's name in English)





                              Suite 4, 9/F, Tower 1
                      China Hong Kong City, 33 Canton Road
                             Tsim Sha Tsui, Kowloon
                                    Hong Kong

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
CONTACT: WENDY WISEMAN
INVESTOR RELATIONS ASSOCIATE
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

         NAM TAI ELECTRONICS, INC. ANNOUNCES JOINT VENTURE WITH TOSHIBA

VANCOUVER, CANADA February 28, 2000 - Nam Tai Electronics, Inc. (" Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) today announced a joint venture investment agreement between Nam Tai Electronic & Electrical Products Limited, a wholly-owned subsidiary of the Company, and Toshiba Battery Co., Ltd. ("Toshiba Battery") for the establishment of BPC (Shenzhen) Co., Ltd. ("BPC"), a wholly foreign owned enterprise in Shenzhen, the People's Republic of China ("PRC"). BPC will be located within Nam Tai's existing manufacturing complex where it will produce and sell high-end, environmentally friendly, rechargeable lithium ion battery packs for the large and expanding domestic market of the PRC. Subject to receiving the necessary government approval, the Company is planning to immediately set up the first two assembly lines with a May 2000 target date for commencement of production.

In November 1999 Nam Tai Electronics, Inc. announced the conclusion of a Technical Collaboration Agreement with Toshiba Battery Co., Ltd. regarding technology introduction from Toshiba Battery for designing and manufacturing the battery packs. The related licensing fees for this technology will be passed on to BPC.

"Nam Tai and Toshiba's close 20 year relationship is the foundation which made the Technical Collaboration Agreement, and now this first joint venture possible", commented Mr. Murakami, Nam Tai's Chairman. "We expect that with our good management, and close co-ordination with Toshiba, this joint venture will show a positive contribution to both Toshiba and our shareholders, setting a precedent for future Nam Tai joint ventures with Toshiba and other world renowned companies."

Nam Tai Electronics, Inc. is a consumer electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and various components including LCD modules and, in the near future, rechargeable lithium ion battery packs which are used in cellular phones, laptop computers, electronic toys and household appliances. The Company utilizes advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anistropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's web site at www.namtai.com.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, the Company's expectations for future joint ventures is a forward looking statement the result of which is uncertain and dependant upon many factors including the success of this venture. Other factors that might cause differences in this and the other forward looking statements, include, but are not limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1 "Description of Business - Risk Factors" in the Company's Annual Report on Form 20-F for the years ended December 31, 1998.

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
CONTACT: WENDY WISEMAN
INVESTOR RELATIONS ASSOCIATE
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com



                            NAM TAI ELECTRONICS, INC.
          1999 SALES UP 42.7%, NET INCOME UP 234%, EPS $1.25 VS. $0.34

VANCOUVER, CANADA February 22, 2000 - Nam Tai Electronics, Inc. (" Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) today announced unaudited year end results. Net sales for the year ended December 31, 1999 increased by 42.7% to a record high of $145.1 million from $101.6 million for 1998. Operating income for the year ended December 31, 1999 decreased 4.8% to $8.0 million from $8.4 million for 1998. Net income for the year ended December 31, 1999 increased 234% to $11.8 million from $3.5 million for 1998. Basic earnings per share for the year ended December 31, 1999 were $1.26 compared to $0.34 for the prior year period. Diluted earnings per share were $1.25 compared to $0.34 for the prior year period.

Net sales for the fourth quarter of 1999 were $38.3 million, up 84% compared to $20.9 million for the fourth quarter of 1998. Operating loss in the fourth quarter of 1999 was $0.6 million compared to $0.8 million for the fourth quarter 1998. Net income in the fourth quarter of 1999 was $1.0 million, compared to a loss of $7.7 million for the fourth quarter of 1998. Basic and diluted earnings per share for the fourth quarter of 1999 were $0.11 versus a loss of $0.78 for the fourth quarter of 1998.

The Company's gross profit margin was 12.5% for the fourth quarter 1999 versus 24.7% in the prior year period as a result of material shortages, material quality problems, inventory write-offs, currency fluctuations, a shifting product mix, continuing pricing pressure and problems with the Company's Chip on Glass ("COG") production equipment leading to higher defect rates.

"By attaining additional orders in the fourth quarter, Nam Tai achieved record sales for 1999 despite problems with our COG equipment, higher defect rates, and material shortages", explained Mr. Murakami, Nam Tai's Chairman. "We are happy that these difficulties, which caused a decline in our 4th quarter gross margin, are now behind us. With these problems mostly resolved, margins should begin improving in the first quarter 2000, with a further improvement and full recovery by the second quarter. With expected improvements in gross margins, and strong growth in sales, management is confident of achieving its sales and profit targets for year 2000."

The Company has been trying its best to resolve technical difficulties with its second line of COG equipment. The second line is supposed to operate at higher specifications than the first line. Unfortunately, when operated at the higher specification levels, the production defect rate exceeds the original quality tolerance targets. The Company expects these problems to be totally solved by May, in time to benefit from additional orders which will push the Company's COG production to full capacity. In the interim, starting in March, this line will manufacture products with the same specifications as the first COG line.

Following eleven consecutive profitable years since its initial public offering in 1988, the Company continues to maintain a strong financial position, ending 1999 with $6.13 of cash per share and approximately $14.20 of net book value per share, based on 8,840,823 shares outstanding as at December 31, 1999. The Company, as at December 31, 1999, had a cash to current liabilities ratio of 1.6:1, a current ratio of 2.8:1, a total assets to total liabilities ratio of 4.8:1, no long term debt, and approximately $54.2 million of cash, $44.8 million of which is in short term deposits in U.S. currency.

NAM TAI TELECOM

The Company's Korea Branch office is expanding its research and development team to accelerate the development of new high-end product models including digitally enhanced cordless telephones ("DECT"). Nam Tai also established a second research and development team based out of the Company's Shenzhen manufacturing facility, to continue developing 900 MHz analog products.

Market response to Nam Tai Telecom has been very positive with orders fully booked up to the end of the second quarter, including the first orders to produce over 170,000 units of Family Radio Systems for the U.S. market with delivery requested in the months of April and May 2000.

"We are excited that we are successfully expanding and growing our telecommunication business with new products and additional customers and we have never lost any customers since entering this industry", commented Mr. Murakami. "We expect that the business will continue experiencing successful growth and we are planning to release further expansion details on March 20th pending the obtaining of customer consent."

UPDATE ON INVESTMENT IN ALBATRONICS

The Company just received an invitation soliciting offers for the rescue/restructuring of Albatronics (Far East) Company Limited ("Albatronics") from Albatronics' liquidator. According to the invitation, such offers will likely be subject to the consent and approval of the creditors, the Hong Kong Stock Exchange and shareholders of Albatronics. The success of any rescue/restructuring proposal is therefore necessarily dependant upon acceptance from Nam Tai which is the majority shareholder of Albatronics. Nam Tai will carefully consider the terms of the solicitation and any proposals, coordinating with other creditors and the liquidator, with the objective of maximizing its return from this $10 million investment which was fully written off in 1998. "We have no liability at all", commented Mr. Murakami. "Nam Tai will act in its own best interest in response to the Liquidator's rescue invitation attempting to benefit from our majority shareholder position, as well as our position as a creditor of Albatronics, with the possibility of recovering some investment depending on the outcome of the restructuring."

In 1999 Nam Tai commenced legal proceedings against Albatronics seeking compensation to recover its investment claiming damages for breach of representations, warranties and undertakings. Nam Tai believes that its investment in Albatronics should be treated as unsecured debt and share pro rata in any distribution of liquidation proceeds.

DIVIDENDS

On January 17, 2000, the Company paid a quarterly dividend of $0.08 per share to shareholders of record on December 31, 1999. The dividend for the first quarter 2000 was recently increased to $0.09 per share and will be paid on April 21 to shareholders of record at the close of business on March 31, 2000.

ANNUAL SHAREHOLDERS MEETING

The Annual Shareholders Meeting of Nam Tai Electronics, Inc. has been set for 11:30 a.m. June 9, 2000 at the Peninsula Hotel, 700 5th Avenue at 55th Street, New York, New York. Shareholders of record as of April 24, 2000 will be eligible to vote at the meeting.

FOURTH QUARTER AND YEAR END RESULTS ANALYST CONFERENCE CALL

The Company will hold an analyst-only conference call today, Tuesday, February 22, 2000, at 10:30 a.m. Eastern Time for analysts to discuss the fourth quarter and year end results with management. Shareholders, investors and other interested individuals may listen to the live conference call by dialling 1-612-288-0337 just prior to the start time and registering with the conference call operator.

Nam Tai Electronics, Inc. is a consumer electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and various components including LCD modules and, in the near future, rechargeable battery packs which are used in cellular phones, laptop computers, electronic toys and household appliances. The Company utilizes advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anistropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's web site at www.namtai.com.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, the Company's expectations regarding future sales growth and improving margins are forward looking statements the results of which are uncertain and dependant upon many factors including end-user demand, competitive pressures, stable supply of materials, technological obsolescence, changes in general economic conditions, and currency fluctuations. Other factors that might cause differences in these and the other forward looking statements, include, but are not limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1 "Description of Business - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 1998.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
FOR THE PERIODS ENDED DECEMBER 31, 1999 AND 1998
(In Thousands of U.S. Dollars except share data)

                                                         Three months ended    Twelve months ended
                                                              December 31            December 31
                                                           1999        1998       1999        1998
---------------------------------------------------------------------------------------------------
Net sales ........................................... $  38,283   $  20,853   $ 145,054   $ 101,649
Cost of sales .......................................    33,513      15,712     120,074      76,939
                                                      ---------   ---------   ---------   ---------

Gross profit ........................................     4,770       5,141      24,980      24,710

Costs and expenses
  Selling, general and administrative expenses ......     4,436       3,495      15,224      13,190
  Research and development expenses .................       886         853       2,624       1,691
  Non-recurring (income) expense ....................         -           -        (848)      1,445
                                                      ---------   ---------   ---------   ---------
                                                          5,322       4,348      17,000      16,326

                                                      ---------   ---------   ---------   ---------
Income from operations ..............................      (552)        793       7,980       8,384

Net (loss) gain on disposal of property,
 plant and Equipment ................................      (115)         (9)        159         766
Write off / provision for impairment of
 investment in an unconsolidated subsidiary .........         -      (8,271)         (1)     (8,271)
Other (loss) income - net ...........................      (472)         92        (876)       (183)
Interest income .....................................       839       1,735       3,330       5,047
                                                      ---------   ---------   ---------   ---------

Income before income taxes ..........................      (300)     (5,660)     10,592       5,743
Income tax benefit (expense) ........................       439        (869)         60      (1,040)
                                                      ---------   ---------   ---------   ---------
                                                            139      (6,529)     10,652       4,703
Equity in income of an affiliated company
  less amortization of goodwill .....................       886         534       1,146         534
Equity in losses of an unconsolidated subsidiary ....         -      (1,708)         -       (1,708)
                                                      ---------   ---------   ---------   ---------

Net income .......................................... $   1,025   $  (7,703)  $  11,798   $   3,529
                                                      =========   =========   =========   =========

Net income per share
   Basic ............................................ $    0.11   $   (0.78)  $    1.26   $    0.34
                                                      =========   =========   =========   =========
   Diluted .......................................... $    0.11   $   (0.78)  $    1.25   $    0.34
                                                      =========   =========   =========   =========
Weighted average number of shares ('000')
   Basic ............................................     9,146       9,819       9,328      10,317
   Diluted ..........................................     9,336       9,913       9,417      10,351

NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 1999 AND DECEMBER 31, 1998
(In Thousands of U.S. Dollars)

                                                          Unaudited     Audited
                                                        December 31 December 31
                                                               1999        1998
-------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents ..........................   $  54,215    $  71,215
  Accounts receivable, net ...........................      24,283       16,138
  Inventories ........................................      10,901        4,355
  Marketable securities ..............................           -          513
  Prepaid expenses and deposits ......................       4,995        4,794
  Income tax recoverable .............................          42            -
                                                         ---------    ---------
     Total current assets ............................      94,436       97,015

Investment in unconsolidated subsidiary ..............           -            1
Investment in associated company .....................      17,308       16,223

Property, plant and equipment, at cost ...............      65,076       48,117
Less: accumulated depreciation and amortization ......     (20,359)     (15,672)
                                                         ---------    ---------
                                                            44,717       32,445
Other assets .........................................       1,447        1,544
Intangible assets ....................................         839            -
                                                         ---------    ---------

     Total assets ....................................   $ 158,747    $ 147,228
                                                         =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable ......................................   $   6,949    $     329
  Accounts payable and accrued expenses ..............      25,504       18,377
  Dividend payable ...................................         718          665
  Income tax payable .................................           -          105
                                                         ---------    ---------
    Total current liabilities ........................      33,171       19,476

Deferred tax liabilities .............................           8           56
                                                         ---------    ---------
Total Liabilities ....................................      33,179       19,532

Shareholders' equity:
  Common shares ......................................          88           98
  Additional paid-in capital .........................      80,870       80,044
  Retained earnings ..................................      44,566       47,509
  Accumulated other comprehensive income (note 1) ....          44           45
                                                         ---------    ---------

    Total shareholders' equity .......................     125,568      127,696

    Total liabilities and shareholders' equity .......   $ 158,747    $ 147,228
                                                         =========    =========

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
FOR THE PERIODS ENDED DECEMBER 31, 1999 AND 1998
(In Thousands of U.S. Dollars)

                                                                   Three months ended        Twelve months ended
                                                                        December 31               December 31
                                                                      1999         1998         1999         1998
-----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income / (loss) ..........................................   $   1,025    $  (7,703)   $  11,798    $   3,529
Adjustments to  reconcile  net income  (loss) to net cash
  Provided by operating activities:
  Depreciation and amortization ..............................       1,838        1,042        5,669        4,258
  Fair value of stock issued as compensation .................           -            -          103            -
                                                                 ---------    ---------    ---------    ---------
  Net loss (gain) on disposal of property,
   Plant & equipment .........................................         115            9         (159)        (766)
  Gain on disposal of long-term investment ...................           -            -            -       (1,299)
  Unrealized loss on decline of market value of
   Marketable securities .....................................           -          468            -          468
  Loss on disposal of a subsidiary ...........................           -            -          290            -
  Equity in income of affiliated company less
  Dividend received and amortization of goodwill .............        (599)        (404)        (859)        (404)
  Equity in loss of an unconsolidated subsidiary .............           -        1,708            -        1,708
  Write-off / provision for impairment of investment in an
   unconsolidated subsidiary .................................           -        8,271            1        8,271

Changes in current assets and  liabilities,  net of effects of acquisition  and disposal:
  Decrease (increase) in marketable securities ...............          96         (383)         287         (981)
  (Increase) decrease in accounts receivable .................      (3,643)         247       (8,147)         824
  (Increase) decrease in inventories .........................        (144)        (425)      (6,546)       5,483
  Increase in prepaid expenses & deposits ....................        (778)        (125)        (184)      (1,006)
  Increase (decrease) in notes payable .......................          96          147        6,620       (1,485)
  (Decrease) increase in accounts payable & accrued
   expenses...................................................      (6,839)       3,973        7,224          826
  (Decrease) increase in income taxes payable ................        (468)           4         (195)         (26)
                                                                 ---------    ---------    ---------    ---------
Total adjustments ............................................     (10,326)      14,532        4,104       15,871
                                                                 ---------    ---------    ---------    ---------
Net cash provided by operating activities ....................   $  (9,301)   $   6,829    $  15,902    $  19,400
                                                                 ---------    ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  Cash outflow on disposal of subsidiaries ...................   $     (19)   $       -    $     (19)   $       -
  Purchase of interest in an affiliated company ..............           -            -            -      (15,819)
  Purchase of interest in an Unconsolidated subsidiary........           -       (9,980)           -       (9,980)
  Purchase of property, plant & equipment ....................      (2,708)        (708)     (17,888)      (4,699)

                                  Page 6 of 8

  Purchase of other assets ...................................        (121)         (40)         (53)         (53)
  Proceeds from disposal of long-term investments ............           -            -            -        2,132
                                                                 ---------    ---------    ---------    ---------
  Proceeds from disposal of property,
   Plant & equipment .........................................           1           (2)         322        1,197
  Acquisition of business ....................................          23            -         (951)           -
                                                                 ---------    ---------    ---------    ---------
Net cash used in investing activities ........................   $  (2,824)   $ (10,730)   $ (18,589)   $ (27,222)
                                                                 ---------    ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Share buy-back program .....................................   $  (6,049)   $    (620)   $ (10,260)   $ (21,255)
  Dividend paid ..............................................        (716)        (675)      (2,889)      (2,141)
  Additional shares issued on exercise of options ............         388            -          394            -
  Redemption of shares .......................................           -            -       (1,549)           -
                                                                 ---------    ---------    ---------    ---------
Net cash used in financing activities ........................   $  (6,377)   $  (1,295)   $ (14,304)   $ (23,396)
                                                                 ---------    ---------    ---------    ---------

Foreign currency translation adjustments .....................          (1)         (11)          (9)          22
                                                                 ---------    ---------    ---------    ---------
Net decrease in cash and cash equivalents ....................     (18,503)      (5,207)     (17,000)     (31,196)
                                                                 ---------    ---------    ---------    ---------
Cash and cash equivalents at beginning of period .............      72,718       76,422       71,215      102,411
                                                                 =========    =========    =========    =========
Cash and cash equivalents at end of period ...................   $  54,215    $  71,215    $  54,215    $  71,215
                                                                 =========    =========    =========    =========

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
FOR THE PERIODS ENDED DECEMBER 31, 1999 AND 1998
(In Thousands of U.S. Dollars)

1. Accumulated other comprehensive income represents foreign currency translation adjustments. The comprehensive income of the company was $11,797 and $3,544 for the twelve months ended December 31, 1999 and December 31, 1998, respectively.
2. Certain comparative items have been reclassified to agree to the presentation in the 1998 audited financial statements. In year to date 1999, a part of the amortization of advisor's warrant amounting to $264 has been reclassified to general administrative expense from other expense.
3. Business segment information - The Company operates principally in only one segment of the consumer electronic products industry. A summary of the net sales, income (loss) from operations and identifiable assets by geographic areas is as follows:

                                           Three months ended      Twelve months ended
                                               December 31              December 31
                                             1999         1998         1999       1998
------------------------------------------------------------------------------------------------------------------------------
Net sales from operations within:
   -Hong Kong
         Unaffiliated customers ......  $  37,589    $  20,228    $ 142,347   $ 100,081

   -PRC, excluding Hong Kong:
        Unaffiliated customers ......         694          625        2,707       1,568
         Intersegment sales .........      39,452       18,741      136,648      93,556

   -Intersegment eliminations .......     (39,452)     (18,741)    (136,648)    (93,556)
                                        ---------    ---------    ---------   ---------

               Total net sales ......   $  38,283    $  20,853    $ 145,054   $ 101,649
                                        =========   ==========     ========   =========

Income (loss) from operations within:
   -PRC, excluding Hong Kong ........   $     954    $     143    $   7,341   $   7,272
   -Hong Kong .......................          71       (7,299)       4,457      (4,122)
   -North America ...................           -         (547)           -         379
                                        ---------   ----------     --------   ---------

               Total net income .....   $   1,025    $  (7,703)   $  11,798   $   3,529
                                        =========   ==========     ========   =========

                                                           As at          As at
                                                      Dec. 31, 1999  Dec. 31, 1998
----------------------------------------------------------------------------------
Identifiable assets by geographic area:
   -PRC, excluding Hong Kong .....................       $ 56,003       $ 42,690
   -Hong Kong ....................................        102,744         85,419
   -North America ................................              -         19,119
                                                        ---------     ----------
              Total Assets .......................       $158,747       $147,228
                                                         ========       ========

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
CONTACT: WENDY WISEMAN
INVESTOR RELATIONS ASSOCIATE
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

                            NAM TAI ELECTRONICS, INC.
                 -- GROUP SENSE SHARE PRICE INCREASES SHARPLY --

VANCOUVER, CANADA February 14, 2000 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) today commented on this year's 65% increase in the share price of Group Sense (International) Ltd. ("Group Sense"), a Hong Kong publicly listed company (Hang Seng company # 601) which is 20% owned by Nam Tai. Group Sense's share price started increasing significantly reaching HK$ 1.06 at Friday's close, up from HK$0.64 at the 1999 year end. Nam Tai invested approximately $16.5 million in May 1998 acquiring almost 205 million Group Sense common shares at an average price of approximately $HK0.63.

"While the appreciating market value of our strategic investment in Group Sense is a positive development, this is a long term investment, and we have no intention at this moment to consider liquidating our position in the market", commented Mr. Murakami, Nam Tai's Chairman. "Group Sense is a strong business, with an excellent reputation in the design, manufacture and sale of a range of high technology products. We believe that its strong business fundamentals, combined with the recent boom in the Hong Kong Stock Market, particularly for network and high technology companies, are factors influencing the recent increase in its share price. We invested in Group Sense with a view of developing a strategic alliance to promote the future growth and success for both entities. The recent share appreciation is proof of the success of this long term investment. Our companies continue to strengthen this relationship, meeting frequently to discuss how we can co-ordinate to support each other to create new business providing mutual benefits."

The investment in Group Sense's common shares is accounted for under the equity method of accounting. Accordingly, any appreciation in the market value of Group Sense's common shares has no impact on Nam Tai's financial statements until the disposition of the shares.

FOURTH QUARTER RESULTS RELEASE DATE SCHEDULED FOR FEBRUARY 22, 2000

The Company will release its unaudited fourth quarter results for the period ended December 31, 1999 before the market opens on February 22, 2000. An analyst-only conference call will follow at 10:30 a.m. Eastern Time for analysts to discuss the fourth quarter results with management. Analysts who wish to receive the dial-in number for this conference call should contact the Investor Relations Office at 1-800-661-8831 before Friday, February 18, 2000 at 6:00 p.m. Eastern Time.

Shareholders, investors and other interested individuals may listen to the live conference call by dialling 1-612-288-0337 just prior to the start time and registering with the conference call operator.

Nam Tai Electronics, Inc. is a consumer electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and various components including LCD modules and battery packs which are used in cellular phones, laptop computers, electronic toys and household appliances. The Company utilises advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anistropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's web site at www.namtai.com.

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
CONTACT: WENDY WISEMAN
INVESTOR RELATIONS ASSOCIATE
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

      NAM TAI ELECTRONICS, INC. RAISES ANNUAL DIVIDEND to $0.36 from $0.32
                  -- DIVIDENDS OF $0.09 TO BE PAID QUARTERLY --

VANCOUVER, CANADA January 31, 2000 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) today announced that for the seventh consecutive year it is increasing its dividend. The annual dividend will increase to $0.36 per share for 2000 up from $0.32 per share in 1999. The Company will pay quarterly dividends of $0.09 per share commencing with the first quarter dividend to be paid on or before April 21, 2000 to shareholders of record at the close of business on March 31, 2000.

Previously, the Company declared annual dividends of $0.01, $0.015, $0.03, $0.10, $0.28, and $0.32 per share in 1994, 1995, 1996, 1997, 1998, and 1999 respectively.

"We are pleased with Nam Tai's growth in 1999, particularly our success in developing our telecommunication business. The increase in the dividend is intended to show our confidence for continued growth in 2000," announced Mr. Tadao Murakami, Nam Tai's Chairman.

REPURCHASE PROGRAM UPDATE

To date, the Company has repurchased 2,292,800 common shares at an average price of $13.78. Under the Company's repurchase program up to 3,000,000 common shares may be repurchased in the open market, from time to time, at prevailing market prices in accordance with SEC Rule 10b-18, unless extended or shortened by the Board of Directors.

FACTORY EXPANSION PROGRESS

The Company has already signed a contract appointing an architectural firm in Hong Kong, engaging their services to carry out all architectural design and project management for the Company's new factory project. The new factory will be a five-storied electronics factory building within the Company's existing manufacturing complex. Two floors will be used as an electronics workshop, one floor as a bonding workshop which will include a clean room for Chip on Glass production, one floor will be used as an engineering office, and the remaining floor will be used as storage and workshop space. The total floor area upon completion will be approximately 118,000 square feet. Completion is expected in early 2001.

FOURTH QUARTER RESULTS RELEASE DATE SET FOR FEBRUARY 22, 2000

The Company will release its unaudited fourth quarter results for the period ended December 31, 1999 before the market opens on February 22, 2000. An analyst-only conference call will follow at 10:30 a.m. Eastern Time for analysts to discuss the fourth quarter results with management. Analysts who wish to receive the dial-in number for this conference call should contact the Investor Relations Office at 1-800-661-8831 before Friday, February 18, 2000 at 6:00 p.m. Eastern Time.

Shareholders, investors and other interested individuals may listen to the live conference call by dialling 1-612-288-0337 just prior to the start time and registering with the conference call operator.

Nam Tai Electronics, Inc. is a consumer electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and various components including LCD modules and battery packs which are used in cellular phones, laptop computers, electronic toys and household appliances. The Company utilises advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anistropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's web site at www.namtai.com.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, the Company's confidence for growth in 2000 and the expected date for completing the new factory are forward looking statements the results of which are uncertain and dependant upon many factors including possible changes in customer orders, increased competition, production difficulties, currency fluctuations, or changes in the general economic climate. Other factors that might cause differences in the forward looking statements include those discussed in the Company's reports filed with the Securities and Exchange Commission, such as the factors set forth in Item 1. " Description of Business - Risk Factors" in the Company's Annual Report on Form 20-F/A for the year ended December 31, 1998.

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
CONTACT: WENDY WISEMAN
INVESTOR RELATIONS ASSOCIATE
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

                NAM TAI ELECTRONICS, INC. ANNOUNCES NEW CUSTOMER

VANCOUVER, CANADA December 22, 1999 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) today announced a new customer, Asahi Corporation, a subsidiary of Casio Computer Co., Ltd. Asahi markets audio, telecommunication and electronic toys to the world-wide market. Commencing January 2000, Nam Tai will produce cordless phones for Asahi that will be marketed under the brand name Casio. "Nam Tai is excited that it has further diversified its customer base for its telecommunication products", explained Mr. Murakami, Nam Tai's Chairman. "We expect this new business will contribute to 2000 sales and hope our close co-operation will foster a long-term relationship that will include additional products in the future."

REPURCHASE PROGRAM EXTENDED

The Nam Tai Board of Directors approved an extension of the share repurchase program to June 30, 2000. Under the repurchase program the Company may repurchase up to 3,000,000 common shares in the open market, from time to time, at prevailing market prices in accordance with SEC Rule 10b-18, unless extended or shortened. To date, the Company has repurchased 2,128,200 common shares at an average price of $12.67.

FOURTH QUARTER DIVIDEND

The Company will pay its fourth quarter dividend of $0.08 per share on or before January 17, 2000 to shareholders of record as of December 31, 1999.

FOURTH QUARTER RESULTS RELEASE DATE SET FOR FEBRUARY 22, 1999

The Company will release its unaudited fourth quarter results for the period ending December 31, 1999 before the market opens on February 22, 2000.

Nam Tai Electronics, Inc. is a consumer electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and various components including LCD modules and battery packs which are used in cellular phones, laptop computers, electronic toys and household appliances. The Company utilises advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anistropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's web site at www.namtai.com.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, the Company's expectations for additional future products is a forward looking statement the result of which is uncertain and dependant upon many factors including increased competition, end customer demand, and changes in the general economic climate. Other factors that might cause differences in this and other the forward looking statements include those discussed in the Company's reports filed with the Securities and Exchange Commission, such as the factors set forth in Item 1. " Description of Business - Risk Factors" in the Company's Annual Report on Form 20-F/A for the year ended December 31, 1998.

The Registrant hereby incorporates this Report on Form 6-K into its Registration Statement on Form F-3 (Registration No. 333-36135).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the Undersigned thereunto duly authorized.



                                            For and on behalf of
                                            Nam Tai Electronics, Inc.

                                            /s/ Tadao Murakami
                                            Chairman

Date:  March 2, 2000